02035072
P.E 5.1.02
333-8176

FORM 6-K

SEC MAIL PROCESSING
RECEIVED
MAY 0 8 2002
WASH. D.C. 155 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

CLP Holdings Limited
(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

PROCESSED
P MAY 1 5 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Ordinary and Special Resolutions passed by the shareholders at the Annual General Meeting and Extraordinary General Meeting on 25 April 2002 filed with Hong Kong Companies Registry on 6 May 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By: ______________________
Name: April Chan
Title: Deputy Company Secretary

Date: 6 May 2002

副 本

COPY

Certified true and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司

April Chan
Deputy Company Secretary

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 8 2002
WASH. D.C. 155

Company No. 627771

THE COMPANIES ORDINANCE

(CHAPTER 32)

收件日期 RECEIVED
06-05-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

CLP Holdings Limited
中電控股有限公司

Special Resolution and Ordinary Resolutions passed at the Annual General Meeting on 25 April 2002

At the fourth Annual General Meeting of CLP Holdings Limited 中電控股有限公司 (the "Company"), duly convened and held at The Peninsula, Salisbury Road, Kowloon, Hong Kong on Thursday, 25 April 2002, the following Resolution (5) was duly passed as a Special Resolution and Resolutions (6), (7) and (8) were duly passed as Ordinary Resolutions :-

(5) "That the Articles of Association of the Company be amended by deleting the word "printed" from the first line of Article 145."

(6) "That:

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(7) "That:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(8) "That, conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6)."

The Hon. Michael D. Kadoorie
Chairman of the Meeting